UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
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OTIS WORLDWIDE CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	001-39221	83-3789412
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Carrier Place
Farmington, Connecticut		06032
(Address of principal executive offices)		(Zip Code)

Peiming Zheng, Executive Vice President, Chief Product, Delivery and Customer Officer (860) 674-3000
(Name and telephone number, including area code, of the person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended _________.
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Otis Worldwide Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of Otis Worldwide Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms “we,” “us,” “our,” “the Company,” or “Otis,” unless the context otherwise requires, mean Otis Worldwide Corporation and its subsidiaries. References to internet websites in this Form SD are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Otis’ Conflict Minerals Report for the calendar year ended December 31, 2023 is filed as Exhibit 1.01 hereto and is publicly available through the Investors section of Otis’ website (https://www.otis.com/en/us/) under the subheading “SEC Filings” under the heading “Financial Information.”

Item 1.02 Exhibit

The Otis Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Otis’ 2023 Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OTIS WORLDWIDE CORPORATION
(Registrant)

Date: May 30, 2024	By:	/s/ PEIMING ZHENG
Peiming Zheng
Executive Vice President, Chief Product, Delivery and Customer Officer

Exhibit Index

Exhibit Number	Exhibit Description
1.01	Otis' 2023 Conflict Minerals Report.